John Hancock Bond Trust
601 Congress Street
Boston, MA 02210

August 26, 2013

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 02549
Attn: Anu Dubey

Re:	John Hancock Bond Trust (the “Trust”) – File No. 333-190208
Acceleration Request for Registration Statement on Form N-14

Dear Ms. Dubey:

The Trust has filed a registration statement on Form N-14 on July 29, 2013 and a subsequent pre-effective amendment thereto on August 8, 2013 (collectively, the “Registration Statement”) to register Class NAV shares of John Hancock High Yield Fund, a series of the Trust (the “Fund”), in connection with the reorganization of High Income Fund, a series of John Hancock Funds II. The Trust received comments regarding the Registration Statement from the staff of the Securities and Exchange Commission (the “SEC”) in a phone conversation on August 15, 2013 and filed a formal response letter on August 23, 2013. The Trust hereby requests acceleration of the effectiveness of the Registration Statement for noon, Eastern Time on August 28, 2013.

In support of its request for acceleration, the Trust acknowledges that:

1.           Should the SEC or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the SEC with respect to the filing;

2.           The action of the SEC or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

* * * * *

Thank you for your prompt attention to these matters. If you have any questions, please do not hesitate to call me at 617-663-4324.

Sincerely,

John Hancock Bond Trust

By: /s/ Nicholas J. Kolokithas
Nicholas J. Kolokithas
Assistant Secretary

John Hancock Funds, LLC
101 Huntington Street
Boston, MA 02199

August 26, 2013

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 02549
Attn: Anu Dubey

Re:	John Hancock Bond Trust (the “Trust”) – File No. 333-190208
Acceleration Request for Registration Statement on Form N-14

Dear Ms. Dubey:

The undersigned, as underwriter of the Trust, hereby joins in the request of the Trust that the effective date of its registration statement on Form N-14 be accelerated to August 28, 2013.

Sincerely,
John Hancock Funds, LLC

By: /s/ Steven Sunnerberg
Steven Sunnerberg
Assistant Secretary